UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ/MF No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) in compliance with Brazilian Securities and Exchange Commission Instruction No. 358, as of January 3, 2002, inform to its shareholders and to the market in general that:

Aiming at extending and reinforcing our capital allocation role, Cosan will initiate a new investment strategy through an investment-fund structure, to be described below, that will invest in new businesses with our own resources and, eventually, with third parties resources.

The first investment by this new structure will be in the mining and logistics segment. Therefore Cosan’s subsidiary ATLÂNTICO PARTICIPAÇÕES LTDA. (“Atlântico”) signed on this date with the controlling shareholder São Luís Port Company SARL, a China Communications Construction Company Limited (“CCCC”) group company, and with the other minority shareholders jointly holding a 49% interest (WPR Participações Ltda, MG3 Terminais Portuários Holding Ltda., Nilton Bertuchi, Roberto Bocchino Ferrari, José Hagge Pereira, Melius Consultoria e Intermediação de Negócios Ltda.) a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A. (the “Port”), a company that owns a private terminal located in São Luis/MA, for the amount of R$720 million, subject to usual adjustments on the closing date of the transaction (“Port of São Luis Operation”).

The Port of São Luis Operation is subject to the fulfillment of conditions precedent, including applicable regulatory and competition-related approvals. Additionally, the sale of shares representing the control of the Port is subject to corporate approvals by the CCCC, as well as approvals by competent Chinese authorities.

The Company, through Atlântico, also signed on this date a Binding Memorandum of Understanding (“MoU”) with a subsidiary that is part of Paulo Brito Group, founder and controlling shareholder of Aura Minerals (B3: AURA33) - a mining company focused on gold and copper - to form a joint venture for the exploration of iron ore, to be evacuated through the Port (“Mining JV”). This MoU provides that Atlântico will hold 37% of the total equity and have shared control of the new combined company, that is, 50% of the common shares of the new combined company, after the contribution of both the Port and cash, depending on capital calls to be made by the company’s management (Port of São Luis Operation and Mining JV, jointly, the “Transaction”).

Cosan is entering this new business line with a strategic partner, by contributing our port logistics and management expertise. The Mining JV will be an integrated mining and logistics company which will own, in addition to the Port, exploration rights for mining assets in three mineral projects located in the State of Pará, with significant potential for iron ore reserves, to be exported through the Port.

Scheduled to start operating in 2025, the first mineral project to be explored by the Mining JV is located near Paraupebas-PA, in the Carajás region, connected to the Port via the Carajás railway. Exploration activities will comply with the highest environmental and safety standards, in line our sustainable capital allocation commitments and supported by the “EESG” principles of Cosan Group.

The new Company’s CEO will be Juarez Saliba de Avelar, an executive with extensive experience in the Mining segment, having held important leadership positions in companies such as Vale and CSN, among others. In addition, Julio Fontana, with acknowledged experience in rail and port logistics, will serve as board member and senior consultant to the Mining JV.

Cosan will host a public conference call with the market on August 24, 2021 to detail the Transaction and will keep the market informed about any developments regarding this operation.

      São Paulo, August 23, 2021.

Marcelo Eduardo Martins

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer